

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2024

Joel Riddle
Chief Executive Officer
Tamboran Resources Corporation
Suite 01, Level 39, Tower One, International Towers Sydney
100 Barangaroo Avenue, Barangaroo NSW 2000

> **Re: Tamboran Resources Corporation**
> **Registration Statement on Form S-1**
> **Filed May 3, 2024**
> **File No. 333-279119**

Dear Joel Riddle:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Summary Consolidated Financial data, page 19

1. Net loss per common share- basic and diluted for the periods presented here are not consistent with the disclosures in the financial statements on pages F-3 and F-21. Please revise or advise.

Choice of Forums, page 152

2. You state here and in the risk factor "Our certificate of incorporation designates the Court of Chancery ... as the sole and exclusive forum for certain types of actions" that such forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, reference to Article XI of the newly filed certificate of incorporation is silent regarding actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will

inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Exhibits

3. We note your response to prior comment 43 issued in our February 29, 2024 comment letter. We also note your disclosures of agreements for which exhibits have not been filed or included in the index of exhibits, including Middle Arm Development, Liberty Energy, APA, gas sales, letters of intent, and BP Memorandum of Understanding. Please provide your analysis of why you believe that these agreements are not required to be filed, or file them as exhibits to the registration statement. Refer to Item 601(b) of Regulation S-K.

    Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions about engineering comments. Please contact Cheryl Brown at 202-551-3905 or Timothy Levenberg at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Chambers, Esq.